

Constantin Yun

CEO at Boseco inc.

San Jose, California, United States · Contact info

130 connections

Boseco inc.

Odessa I.I.Mechnikov National University

Experience

CEO
Boseco inc. · Full-time
Apr 2021 – Present · 9 mos
San Jose, California, United States

CEO
Master · Full-time
Aug 1995 – Sep 2021 · 26 yrs 2 mos

Education

Odessa I.I.Mechnikov National University
Physics
1985 – 1992